Exhibit 99.1

JinkoSolar Announces Third Quarter 2018 Financial Results

SHANGHAI, China, November 26, 2018 — JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Highlights

•	Total solar module shipments were 2,953 megawatts (“MW”) (including 0.2 MW to the Company’s overseas downstream segment for which no revenue has been recognized), an increase of 5.7% from 2,794 MW in the second quarter of 2018 and an increase of 24.4% from 2,374 MW in the third quarter of 2017.
•	Total revenues were RMB6.69 billion (US$974.8 million), an increase of 10.5% from the second quarter of 2018 and an increase of 4.3% from the third quarter of 2017.
•	Gross margin was 14.9%, compared with 12.0% in the second quarter of 2018, and 12.0% in the third quarter of 2017.
•	Income from operations was RMB188.0 million (US$27.4 million), compared with RMB94.6 million in the second quarter of 2018 and RMB91.9 million in the third quarter of 2017.
•	Net income attributable to the Company’s ordinary shareholders was RMB189.1 million (US$27.5 million) in the third quarter of 2018, compared with RMB99.0 million in the second quarter of 2018 and RMB11.3 million in the third quarter of 2017.
•	Diluted earnings per American depositary share (“ADS”) were RMB4.84 (US$0.72) in the third quarter of 2018.
•	Non-GAAP net income attributable to the Company’s ordinary shareholders in the third quarter of 2018 was RMB206.3 million (US$30.0 million), compared with RMB106.7 million in the second quarter of 2018 and RMB25.9 million in the third quarter of 2017.
•	Non-GAAP basic and diluted earnings per ADS were both RMB 5.28 (US$0.76) in the third quarter of 2018, compared with RMB2.73 and RMB2.71 in the second quarter of 2018 and RMB0.80 and RMB0.76 in the third quarter of 2017.

Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer commented, “We had a solid quarter with module shipments hitting record high of 2,953 MW, an increase of 5.7% sequentially and 24.4% year-over-year. Our gross margin was 14.9%, compared with 12.0% in the second quarter and non-GAAP net income US$30.0 million. While Chinese demand softened following the May 31 policy announcement, our business continued to grow thanks to our diverse global customer base and strong brand recognition. Overseas module shipments accounted for almost 80% of total shipments during the quarter which offset the impact of softened demand domestically. We are confident in our ability to further expand our market share with global demand expected to recover next year as solar energy becomes more competitive and grid parity approaches in more key markets.”

“Despite the impacts of May 31 polices, China installed 34.5GW by the end of September which has already exceeded many analysts’ expectations for the entire year. Recent positive changes from policy side are providing support for a possible rebound in Chinese demand next year, especially possible policies discussed during the Solar Industry symposium held by the NEA at the beginning of November which are expected to support the smooth transition from a policy-driven industry to a grid parity driven one. We will continue to focus on top runner projects and poverty alleviation projects, and will take advantage of the increasing opportunities for grid parity projects. We are confident that Chinese demand will return next year.”

“We continue to allocate resources towards the application of high-efficiency technologies while constantly optimizing their cost structure. We made solid progress in improving wafer efficiency and reducing both oxygen content and light induced degradation. We also made breakthroughs with our new generation of N type HOT cell and optimized the structure of the P type PERC cell to further improve its efficiency. The Cheetah series modules are selling rapidly with the 72-piece mono PERC Cheetah module hitting above 400W in efficiency during mass production. Sustainable technology development and the falling cost of raw materials are helping us to increase market share by allowing us to cater to our client’s diverse demands at cost effective prices.”

“We are confident that Chinese and global demand next year will recover as the cost of solar energy becomes more competitive. This trend is irreversible. We are now ideally positioned with our order book in Q4 almost full from growing overseas markets and our products being in short supply. We will benefit from growth in demand for solar energy and believe we have the right strategy in place to further expand our market share, distinguish ourselves from the competition, and consolidate our leading position in the industry.”

Third Quarter 2018 Financial Results

Total Revenues

Total revenues in the third quarter of 2018 were RMB6.69 billion (US$974.8 million), an increase of 10.5% from RMB6.06 billion in the second quarter of 2018 and an increase of 4.3% from RMB6.42 billion in the third quarter of 2017. The sequential increase was mainly attributable to an increase in the shipment of solar modules in the third quarter of 2018. The year-over-year increase was mainly attributable to an increase in the shipment of solar modules, which was partially offset by a decline in the average selling price of solar modules in the third quarter of 2018.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2018 was RMB997.6 million (US$145.3 million), compared with RMB727.6 million in the second quarter of 2018 and RMB772.4 million in the third quarter of 2017. The sequential increase was mainly attributable to an increase in the shipment of solar modules in the third quarter of 2018 and the benefit of Countervailing Duty (“CVD”) reversal of RMB 140.4 million (US$20.5 million), based on the final results of the fourth administrative review of the CVD order published by the U.S. Department of Commerce. The year-over-year increase was mainly attributable to the same reasons above, which was partially offset by a decline in the average selling price of solar modules in the third quarter of 2018.

Gross margin was 14.9% in the third quarter of 2018, compared with 12.0% in the second quarter of 2018 and 12.0% in the third quarter of 2017. The sequential increase was mainly attributable to (i) the benefit of CVD reversal of RMB 140.4 million (US$20.5 million), based on the final results in the fourth administrative review of the CVD order published by the U.S. Department of Commerce, and (ii) a decrease in solar module cost. Excluding the CVD reversal benefit, gross margin was 12.8% in the third quarter of 2018, which was attributable to a decrease in solar module cost. The year-over-year increase was mainly attributable to the same reasons above, and was partially offset by a decline in the average selling price of solar modules in the third quarter of 2018.

Income from Operations and Operating Margin

Income from operations in the third quarter of 2018 was RMB188.0 million (US$27.4 million), compared with RMB94.6 million in the second quarter of 2018 and RMB91.9 million in the third quarter of 2017. Excluding the CVD reversal benefit, income from operations in the third quarter of 2018 was RMB47.6 million (US$6.9 million). Operating margin in the third quarter of 2018 was 2.8%, compared with 1.6% in the second quarter of 2018 and 1.4% in the third quarter of 2017. Excluding the Countervailing Duty reversal benefit, operating margin in the third quarter of 2018 was 0.7%.

Total operating expenses in the third quarter of 2018 were RMB809.6 million (US$117.9 million), an increase of 27.9% from RMB633.0 million in the second quarter of 2018 and an increase of 19.0% from RMB680.5 million in the third quarter of 2017. The sequential and year-over-year increases were mainly due to an increase in shipping cost as a result of an increase in solar module shipment.

Total operating expenses accounted for 12.1% of total revenues in the third quarter of 2018, compared to 10.4% in the second quarter of 2018 and 10.6% in the third quarter of 2017.

Interest Expense, Net

Net interest expense in the third quarter of 2018 was RMB55.6 million (US$8.1 million), a decrease of 31.0% from RMB80.6 million in the second quarter of 2018 and an increase of 9.5% from RMB52.3 million in the third quarter of 2017. The sequential decrease was mainly due to an increase in capitalized interest caused by construction development of the Company’s overseas projects.

Exchange Gain / (Loss), Net and Change in Fair Value of Forward Contracts

The Company recorded a net exchange gain (including change in fair value of forward contracts) of RMB93.5 million (US$13.6 million) in the third quarter of 2018, compared to a net exchange gain of RMB20.8 million in the second quarter of 2018 and a net exchange loss of RMB49.3 million in the third quarter of 2017. The sequential increase was primarily due to the appreciation of the US dollar against the RMB during the quarter.

Change in Fair Value of Derivatives

The Company entered into Interest Rate Swap agreements with several banks and bought foreign exchange options from several banks for the purpose of reducing interest rate and exchange rate risk exposure. The Company recorded a gain of RMB4.3 million (US$0.6 million) in the third quarter of 2018, which included a gain of RMB12.8 million (US$1.8 million) from the Interest Rate Swap agreements and a loss of RMB8.5 million (US$1.2 million) from the foreign exchange options, compared to a gain of RMB14.3 million in the second quarter of 2018 and a loss of RMB3.4 million in the third quarter of 2017. The sequential and year-over-year changes in gain/loss from Interest Rate Swap agreements were primarily due to an increase in the LIBOR rate.

Equity in Income of Affiliated Companies

The Company indirectly holds 20% equity interest of Sweihan PV Power Company P.J.S.C, which develops and operates solar power projects in Dubai and accounts for its investments using the equity method. The Company also holds 30% equity interest in Jiangsu Jinko-Tiansheng Co., Ltd, which processes and assembles PV modules as OEM manufacturer and accounts for its investments using the equity method. The Company recorded equity in income of affiliated companies of RMB4.9 million (US$0.7 million) in the third quarter of 2018, compared with an income of RMB28.0 million in the second quarter of 2018 and a loss of RMB0.4 million in the third quarter of 2017.

Income Tax Benefit / (Expense), Net

The Company recorded an income tax expense of RMB61.2 million (US$8.9 million) in the third quarter of 2018, compared with an income tax benefit of RMB10.0 million in the second quarter of 2018 and an income tax expense of RMB4.5 million in the third quarter of 2017. The sequential change was mainly due to the additional 2017 income tax deduction for R&D costs approved by the local tax bureau in the second quarter of 2018.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders was RMB189.1 million (US$27.5 million) in the third quarter of 2018, compared with RMB99.0 million in the second quarter of 2018 and RMB11.3 million in the third quarter of 2017.

Basic and diluted earnings per ordinary share were both RMB1.21 (US$0.18) during the third quarter of 2018. This translates into basic and diluted earnings per ADS both of RMB4.84 (US$0.72).

Non-GAAP net income attributable to the Company’s ordinary shareholders in the third quarter of 2018 was RMB206.3 million (US$30.0 million), compared with RMB106.7 million in the second quarter of 2018 and RMB25.9 million in the third quarter of 2017.

Non-GAAP basic and diluted earnings per ordinary share were both of RMB1.32 (US$0.19) during the third quarter of 2018. This translates into non-GAAP basic and diluted earnings per ADS both of RMB5.28 (US$0.76).

Financial Position

As of September 30, 2018, the Company had RMB3.03 billion (US$441.6 million) in cash and cash equivalents and restricted cash, compared with RMB2.56 billion as of June 30, 2018.

As of September 30, 2018, the Company’s accounts receivables due from third parties were RMB5.28 billion (US$768.4 million), compared with RMB4.77 billion as of June 30, 2018.

As of September 30, 2018, the Company’s inventories were RMB5.56 billion (US$809.6 million), compared with RMB5.89 billion as of June 30, 2018.

As of September 30, 2018, the Company’s total interest-bearing debts were RMB9.46 billion (US$1.38 billion), compared with RMB9.29 billion as of June 30, 2018.

Third Quarter 2018 Operational Highlights

Solar Module Shipments

Total solar module shipments in the third quarter of 2018 were 2,953 MW, including 0.2 MW to the Company’s overseas downstream segment.

Solar Products Production Capacity

As of September 30, 2018, the Company’s in-house annual silicon wafer, solar cell and solar module production capacity was 9.2 GW, 6.5 GW and 10.0 GW, respectively.

Recent Business Developments

•	In August 2018, JinkoSolar announced that it had signed a 240MW solar module supply agreement with POWERCHINA Huadong Engineering Corporation Limited for the second phase of the 420 MW Dau Tieng solar plant in Vietnam, which will become the largest solar power project in Southeast Asia when completed.
•	In September 2018, JinkoSolar announced that it was ranked as a top solar brand in debt financed projects and named the most “bankable” PV manufacturer by Bloomberg New Energy Finance (BNEF) for the second consecutive year.
•	In September 2018, JinkoSolar announced a partnership with Edisun Microgrids, Inc., a solar technology company that develops patented, distributed solar and energy storage technologies, to develop the Eagle PowerTrack, a performance bundle for commercial and industrial (C&I) rooftops. The new performance bundle will feature JinkoSolar’s high-efficiency Eagle G2 modules in combination with Edisun’s PV Booster breakthrough rooftop tracking technology.
•	In October 2018, JinkoSolar announced that it had been recognized as a Top Performer on DNV GL’s 2018 PV Module Reliability Scorecard for the fourth consecutive year.

Operations and Business Outlook

Fourth Quarter and Full Year 2018 Guidance

For the fourth quarter of 2018, the Company estimates total solar module shipments to be in the range of 3.7 GW to 4.0 GW.

For the full year 2018, the Company estimates total solar module shipments to be in the range of 11.5 GW to 11.8 GW.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Monday, November 26, 2018 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3027 6500
U.S. Toll Free:	+1 855-824-5644
Passcode:	81828531#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, December 3, 2018. The dial-in details for the replay are as follows:

International:	+61 2 8325 2405
U.S.:	+1 646 982 0473
Passcode:	319303344#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the world’s largest and foremost solar module manufacturers. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 9.2 GW for silicon wafers, 6.5 GW for solar cells, and 10.0 GW for solar modules, as of September 30, 2018.

JinkoSolar has over 12,000 employees across its 6 productions facilities globally, 15 oversea subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and United Arab Emirates, and global sales teams in United Kingdom, Bulgaria, Greece, Romania, Jordan, Saudi Arabia, Egypt, Morocco, Ghana, Kenya, South Africa, Costa Rica, Colombia, Panama and Argentina.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income, non-GAAP earnings per Share, and non-GAAP earnings per ADS, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options:

•	Non-GAAP net income is adjusted to exclude the expenses relating to interest expenses of convertible senior notes, exchange gain on the convertible senior notes, and stock-based compensation; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude interest expenses of convertible senior notes and exchange gain on the convertible senior notes, and stock-based compensation.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 28, 2018, which was RMB6.8680 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends, “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Sebastian Liu

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5183-3056

Email: ir@jinkosolar.com

Christian Arnell

Christensen

Tel: +86-10-5900-2940

Email: carnell@christensenir.com

In the U.S.:

Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the nine months ended
	September 30, 2017	June 30, 2018	September 30, 2018		September 30, 2017	September 30, 2018
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues from third parties	5,958,121	5,618,862	6,601,414	961,184	19,619,733	15,891,621	2,313,864

Revenues from related parties	461,292	441,769	93,401	13,600	500,571	1,430,661	208,309

Total revenues	6,419,413	6,060,631	6,694,815	974,784	20,120,304	17,322,282	2,522,173

Cost of revenues	(5,647,016)	(5,333,000)	(5,697,186)	(829,526)	(17,864,049)	(14,940,962)	(2,175,446)

Gross profit	772,397	727,631	997,629	145,258	2,256,255	2,381,320	346,727

Operating expenses:
Selling and marketing	(489,767)	(366,077)	(476,640)	(69,400)	(1,454,402)	(1,156,613)	(168,406)
General and administrative	(116,121)	(170,509)	(228,862)	(33,323)	(357,100)	(530,201)	(77,199)
Research and development	(74,652)	(81,907)	(104,105)	(15,158)	(210,832)	(272,394)	(39,661)
Impairment of long-lived assets	-	(14,548)	-	-	-	(14,548)	(2,118)
Total operating expenses	(680,540)	(633,041)	(809,607)	(117,881)	(2,022,334)	(1,973,756)	(287,384)

Income from operations	91,857	94,590	188,022	27,377	233,921	407,564	59,343
Interest expenses, net	(52,286)	(80,636)	(55,600)	(8,096)	(189,979)	(221,645)	(32,272)
Change in fair value of derivatives	(3,437)	14,284	4,259	620	(19,455)	39,646	5,772
Subsidy income	14,154	2,619	4,742	691	118,384	43,942	6,397
Exchange (loss)/gain	(46,368)	42,389	118,712	17,285	(82,518)	69,687	10,147
Change in fair value of forward contracts	(2,946)	(21,618)	(25,204)	(3,670)	(6,181)	(46,238)	(6,732)
Other income, net	15,109	9,444	9,983	1,454	38,824	28,105	4,092
Loss on disposal of subsidiaries	-	-	-	-	-	(9,425)	(1,372)
Income before income taxes	16,083	61,072	244,914	35,661	92,996	311,636	45,375
Income tax (expense)/benefit	(4,466)	10,003	(61,157)	(8,905)	26,467	(47,860)	(6,969)
Equity in income of affiliated companies	(438)	28,024	4,916	716	(632)	27,699	4,033
Net income	11,179	99,099	188,673	27,472	118,831	291,475	42,439
Less: Net (loss)/income attributable to non-controlling interests	(113)	117	(415)	(60)	(403)	(191)	(28)
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	11,292	98,982	189,088	27,532	119,234	291,666	42,467

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	0.09	0.63	1.21	0.18	0.93	1.91	0.28
Diluted	0.08	0.63	1.21	0.18	0.91	1.90	0.28

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	0.36	2.53	4.84	0.72	3.72	7.64	1.12
Diluted	0.32	2.51	4.84	0.72	3.64	7.60	1.12

Weighted average ordinary shares outstanding:
Basic	130,186,074	156,457,441	156,485,510	156,485,510	128,442,966	152,777,860	152,777,860
Diluted	134,413,564	157,574,069	156,703,443	156,703,443	130,720,283	153,445,140	153,445,140

Weighted average ADS outstanding:
Basic	32,546,519	39,114,360	39,121,378	39,121,378	32,110,742	38,194,465	38,194,465
Diluted	33,603,391	39,393,517	39,175,861	39,175,861	32,680,071	38,361,285	38,361,285

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	For the quarter ended				For the nine months ended
	September 30, 2017	June 30, 2018	September 30, 2018		September 30, 2017	September 30, 2018
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net income	11,179	99,099	188,673	27,472	118,831	291,475	42,439
Other comprehensive income:
-Foreign currency translation adjustments	(25,226)	47,966	28,720	4,182	(65,180)	43,335	6,310
Comprehensive income/(loss)	(14,047)	147,065	217,393	31,654	53,651	334,810	48,749
Less: Comprehensive (loss)/income attributable to non-controlling interests	(113)	117	(415)	(60)	(403)	(191)	(28)
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	(13,934)	146,948	217,808	31,714	54,054	335,001	48,777

Reconciliation of GAAP and non-GAAP Results

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders	11,292	98,982	189,088	27,532	119,234	291,666	42,467

4% of interest expense of convertible senior notes	1	1	1	-	1,557	2	-

Exchange loss/(gain) on convertible senior notes	(1)	3	3	-	841	3	1

Stock-based compensation expense	14,645	7,700	17,255	2,512	45,868	32,331	4,708

Non-GAAP net income attributable to ordinary shareholders	25,937	106,686	206,347	30,044	167,500	324,002	47,176

Non-GAAP earnings per share attributable to ordinary shareholders -
Basic	0.20	0.68	1.32	0.19	1.30	2.12	0.31
Diluted	0.19	0.68	1.32	0.19	1.28	2.11	0.31

Non-GAAP earnings per ADS attributable to ordinary shareholders -
Basic	0.80	2.73	5.28	0.76	5.20	8.48	1.24
Diluted	0.76	2.71	5.28	0.76	5.12	8.44	1.24

Non-GAAP weighted average ordinary shares outstanding
Basic	130,186,074	156,457,441	156,485,510	156,485,510	128,442,966	152,777,860	152,777,860
Diluted	134,413,564	157,574,069	156,703,443	156,703,443	130,720,283	153,445,140	153,445,140

Non-GAAP weighted average ADS outstanding
Basic	32,546,519	39,114,360	39,121,378	39,121,378	32,110,742	38,194,465	38,194,465
Diluted	33,603,391	39,393,517	39,175,861	39,175,861	32,680,071	38,361,285	38,361,285

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2017	September 30, 2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,928,303	2,689,359	391,578
Restricted cash	833,072	343,374	49,996
Restricted short-term investments	3,237,773	3,887,484	566,029
Short-term investments	2,685	601,636	87,600
Accounts receivable, net - related parties	2,113,042	1,281,666	186,614
Accounts receivable, net - third parties	4,497,635	5,277,058	768,354
Notes receivable, net - third parties	571,232	595,364	86,687
Advances to suppliers, net - third parties	397,076	612,678	89,208
Inventories, net	4,273,730	5,560,133	809,571
Other receivables - related parties	46,592	91,428	13,312
Derivative assets	-	26,467	3,854
Prepayments and other current assets	1,706,717	1,772,780	258,121
Total current assets	19,607,857	22,739,427	3,310,924

Non-current assets:
Restricted cash	248,672	662,125	96,407
Project Assets	473,731	1,776,494	258,662
Long-term investments	22,322	61,760	8,992
Property, plant and equipment, net	6,680,187	7,670,817	1,116,892
Land use rights, net	443,269	577,835	84,134
Intangible assets, net	25,743	25,235	3,674
Deferred tax assets	275,372	300,899	43,812
Other assets - related parties	146,026	213,322	31,060
Other assets - third parties	713,226	1,297,870	188,975
Total non-current assets	9,028,548	12,586,357	1,832,608

Total assets	28,636,405	35,325,784	5,143,532

LIABILITIES
Current liabilities:
Accounts payable - related parties	5,329	1,935	282
Accounts payable - third parties	4,658,202	5,481,140	798,069
Notes payable - related parties	-	12,000	1,747
Notes payable - third parties	5,672,497	5,454,678	794,216
Accrued payroll and welfare expenses	721,380	734,556	106,953
Advances from related parties	37,400	35,158	5,119
Advances from third parties	748,959	2,745,556	399,761
Income tax payable	27,780	70,690	10,293
Other payables and accruals	1,804,799	2,278,601	331,772
Other payables due to related parties	12,333	12,048	1,754
Forward contract payables	4,521	43,304	6,305
Convertible senior notes - current	-	69	10
Derivative liability	26,486	-	-
Bond payable and accrued interests	10,257	4,668	680
Short-term borrowings from third parties, including current portion of long-term bank borrowings	6,204,440	7,325,142	1,066,561
Guarantee liabilities to related parties	28,034	32,893	4,789
Total current liabilities	19,962,417	24,232,438	3,528,311

Non-current liabilities:
Long-term borrowings	379,789	1,433,485	208,719
Accrued income tax - non current	6,041	6,041	880
Long-term payables	538,410	400,266	58,281
Bond payables	298,425	299,213	43,566
Accrued warranty costs - non current	571,718	546,090	79,512
Convertible senior notes	65	-	-
Deferred tax liability	70,122	63,783	9,287
Long-term liabilities of equtiy investment	-	10,988	1,600
Guarantee liabilities to related parties - non current	120,154	90,124	13,122
Total non-current liabilities	1,984,724	2,849,990	414,967

Total liabilities	21,947,141	27,082,428	3,943,278

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 132,146,074 and 156,849,937 shares issued and outstanding as of December 31, 2017 and September 30, 2018, respectively)	19	22	3
Additional paid-in capital	3,313,608	4,015,887	584,723
Statutory reserves	516,886	516,886	75,260
Accumulated other comprehensive income	23,296	66,631	9,702
Treasury stock, at cost; 1,723,200 ordinary shares as of December 31, 2017 and September 30, 2018	(13,876)	(13,876)	(2,020)
Accumulated retained earnings	2,849,341	3,141,007	457,339

Total JinkoSolar Holding Co., Ltd. shareholders' equity	6,689,274	7,726,557	1,125,007

Non-controlling interests	(10)	516,799	75,247

Total liabilities and shareholders' equity	28,636,405	35,325,784	5,143,532